                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

                      For the month of December, 1999
                                       --------------


                                AMVESCAP PLC
              -----------------------------------------------
              (Translation of registrant's name into English)


               11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
               ----------------------------------------------
                  (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F    X                    Form 40-F
                     -------                           -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

             Yes                              No       X
                  -------                           -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       -------


Description of document filed:   PURCHASE OF 100,000 ORDINARY SHARES.
                                 -----------------------------------

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AMVESCAP PLC
137721
IMMEDIATE RELEASE  9TH DECEMBER 1999
PLEASE CONFIRM RELEASE
ANGELA TULLY TEL: 0171-454 3652



In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on the 8th December 1999, the Trustee of the AMVESCAP Global Stock Plan ("the Plan") purchased 100,000 ordinary shares of
AMVESCAP PLC at (pound sterling)6.61 on behalf of beneficiaries of the plan. The Company was notified of the purchase on 8th December 1999.

Shares held by the Trust are used in connection with the AMVESCAP Global Stock Plan, which is established to provide deferred share incentive arrangements to selected employees of the AMVESCAP group of companies world-wide. The Directors of the Company are deemed to be considered interested in all of the Shares held by the Trustees.



9th December 1999.

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                                 SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   AMVESCAP PLC
                                            --------------------------
                                                   (Registrant)


Date  9 December, 1999                  By    /s/ ANGELA TULLY
      ----------------                      --------------------------
                                                   (Signature)


                                             Angela Tully
                                             Assistant Company Secretary